IMC Accelerates its Israeli Retail Position through Acquisition of Leading Retailer and
Distributor Pharm Yarok and Rosen High Way

  Strategically located, best in class retailer with approximately CAD$8 million in annualized revenue
  Purchase price of CAD$4.6 million

Toronto, Canada, Glil Yam and Natanya, Israel, July 28, 2021 - IM Cannabis Corp. ("IMC" or the "Company") (CSE: IMCC, NASDAQ: IMCC), a multi-country operator ("MCO") in the medical and adult-use recreational cannabis sector with operations in Israel, Germany and Canada, is pleased to announce the acquisition of the outstanding ordinary shares of R.A. Yarok Pharm Ltd. ("Pharm Yarok"), Rosen High Way Ltd. ("Rosen High Way") and High Way Shinua.Ltd. ("HW Shinua") by IMC Holdings Ltd. ("IMC Holdings"), a wholly-owned Israeli subsidiary of the Company, accelerating IMC's execution of its vertical integration strategy within the Israeli retail market.

On July 28, 2021, IMC Holdings concurrently executed definitive share purchase agreements to acquire all of the outstanding ordinary shares of each of (1) Pharm Yarok, a leading medical cannabis pharmacy located in central Israel; (2) Rosen High Way, a trade and distribution centre providing medical cannabis storage, distribution services and logistics solutions for  cannabis companies and pharmacies in Israel; and (3) HW Shinua, an applicant for a medical cannabis transportation license (the "Transportation License") from the Israeli Medical Cannabis Unit ("IMCU"), the receipt of which would permit HW Shinua to transport large quantities of medical cannabis to and from Pharm Yarok's pharmacy and Rosen High Way's distribution centre and to and from third parties in the medical cannabis sector, including medical cannabis growing facilities, pharmacies, manufacturers and distribution centres across Israel (the acquisitions of Pharm Yarok, Rosen High Way and HW Shinua are collectively referred to as the "Acquisition").The aggregate consideration for the Acquisition is approximately $4.6 million1  in cash, of which $1.3 million shall be invested in IMC in consideration for IMC's equity by the shareholders of Pharm Yarok, Rosen High Way and HW Shinua. Closing of the Acquisition ("Closing") is conditional upon receipt of all requisite approvals, including from the IMCU. The collective current annual revenue run rate2  of Pharm Yarok, Rosen High Way and HW Shinua is approximately $8 million with an expected positive EBITDA of approximately $1 million.

"The Israeli medical cannabis market continues to grow and evolve very rapidly. Pharm Yarok is one of the leading medical cannabis retailers in Israel, selling approximately 1,000 kg of medical cannabis per year and serving over 2,000 patients per month. The Acquisition significantly advances our retail expansion strategy, initiated earlier this year through the acquisition of Panaxia-to-the-Home's distribution and in-house pharmacy activities," said Oren Shuster, CEO of IMC. "We expect that the continuation of our vertical integration strategy will increase our purchasing power with suppliers, create potential synergies with our established call centre and online operations and provide for additional margin on direct sales and up-sells across a growing range of products. We welcome the Pharm Yarok and Rosen High Way management teams and employees, along with their expertise in retailing and branding."

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1 All figures are in Canadian dollars.
2 Annual revenue run rate is calculated based on annualizing the available results for the year-to-date period in 2021.

Upon Closing, the Acquisition is expected to integrate assets that include  a license to sell medical cannabis to patients (including the ability to sell online), a large customer service centre, a virtual store and online properties, intellectual property, a logistics and warehousing centre with specialized storage space for over 350 kg of medical cannabis as well as a large   customer base.  IMC   expects to be able to consolidate the financial results of Pharm Yarok, Rosen High Way and HW Shinua   ("Companies") as of the date of executing the definitive share purchase agreements and prior to Closing.

About IM Cannabis Corp.

IMC is an MCO in the medical and adult-use recreational cannabis sector, headquartered in Israel and with operations In Israel, Germany and Canada. Over the past decade, the Company believes that the IMC brand has become synonymous with quality and consistency in the Israeli medical cannabis market. The Company has also expanded its business to offer intellectual property-related services to the medical cannabis industry.

In Europe, IMC operates through Adjupharm GmbH, a German-based subsidiary and EU-GMP-certified medical cannabis distributor. IMC's European presence is augmented by strategic alliances with various pan-European EU-GMP cultivators and distributors to capitalize on the increased demand for medical cannabis products in Europe and bring the IMC brand and its product portfolio to European patients.

In Canada, IMC operates through Trichome d/b/a JWC. JWC is a licensed producer located in Kitchener, Ontario, selling cannabis flower, pre-rolls, hash and kief in the Canadian recreational cannabis market under the JWC and WAGNERS brands. JWC operates with high standards for providing clean, consistent, aeroponically-grown premium cannabis products to medical patients and the adult-use market throughout Canada and the world. IMC also operates MYM Nutraceuticals Inc. and its licensed producer subsidiary, Highland Grow Inc.

About Focus Medical Herbs Ltd.

Focus Medical Herbs Ltd. ("Focus Medical") is one of eight original licensed producers of medical cannabis in Israel and has over 10 years of experience growing high quality medical cannabis in the Israeli market. Focus Medical is an "investee" of the Company under IFRS (as defined below) due to the Company's "de facto control" over Focus Medical despite not having any direct or indirect ownership of it. Focus Medical has an exclusive commercial agreement with IMC to distribute its production under the IMC brand. In addition to its own capacity, Focus Medical has supply agreements with six other cultivators for additional supply using its proprietary genetics and for sale under the IMC brand.

About R.A. Yarok Pharm Ltd. and Rosen High Way Ltd.

R.A. Yarok Pharm Ltd. ("Pharm Yarok") is one of the leading pharmacies in Israel, specializing in serving medical cannabis patients. Pharm Yarok serves more than 2,000 medical cannabis patients per month. Pharm Yarok is located in Netanya, a city in central Israel, and has been serving patients since June 2020. Pharm Yarok has a professional team of pharmacists, an extensive service center, national distribution operations and an in-house courier service that can deliver medical cannabis to patients across the country.

Rosen High Way Ltd. operates in the business of logistics, storage, collection and distribution of medical cannabis products and solutions for  cannabis companies and pharmacies. Rosen High Way is located in Netanya and holds licenses that comply with Israeli good distribution practices and good security practices.

Disclaimer for Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws (collectively, "forward-looking information"). Forward-looking information are often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. Forward-looking information in this press release includes, without limitation, statements relating to the annual revenue run rate and positive EBITDA of Pharm Yarok, Rosen High way and HW Shinua, the acceleration of the Company's vertical integration strategy within the Israeli retail market, the growth and evolution of the Israeli medical cannabis market, the continued execution of the Company's retail expansion strategy, increased purchasing power, potential synergies with existing operations and additional margin on direct sales and up-sells as a result of completing the Acquisition, the integration of assets as a result of completing the Acquisition, the ability to consolidate the financial results following executing the definitive share purchase agreements and prior to Closing, and the Company's business and strategic plans.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to the ability of the Company to execute its business plan, the continued growth of the medical and/or recreational cannabis markets in the countries in which the Company operates or intends to operate, the Company maintaining "de facto" control over Focus Medical Herbs Ltd. ("Focus Medical") in accordance with IFRS 10, Focus Medical maintaining its existing Israeli medical cannabis propagation and cultivation licenses and the expected decriminalization and/or legalization of adult-use recreational cannabis in Israel. The Company considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to business and economic risks and uncertainties and other factors that could cause actual results of operations to differ materially from those expressed or implied in the forward-looking information. Such risks include, without limitation: the ability of the Company to complete the Acquisition in a timely manner or at all; the receipt of requisite regulatory approvals to complete the Acquisition; the ability of the Company to integrate the Pharm Yarok and Rosen High Way businesses into its existing operations and to realize the expected benefits and synergies of the Acquisition; HW Shinua successfully obtaining the Transportation License; the ability of the Company to capture the benefits associated with its acquisitions of Trichome Financial Inc., MYM Nutraceuticals Inc. and Panaxia-to-the-Home; unexpected disruptions to the operations and businesses of the Company and/or Focus Medical as a result of the COVID-19 global pandemic or other disease outbreaks including a resurgence in the cases of COVID-19; the Israeli government deciding to delay or abandon the decriminalization and/or legalization of adult-use recreational cannabis; any bill relating to the decriminalization and/or legalization of adult-use recreational cannabis in Israel being rejected by Israeli parliament; any change in the political environment which would negatively affect the decriminalization and/or legalization of adult-use recreational cannabis in Israel; engaging in activities considered illegal under United States federal law; the ability of the Company to comply with applicable government regulations in a highly regulated industry; unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture or use of medical cannabis in Israel, Germany, or any other foreign jurisdictions in which the Company intends to operate; unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture or use of adult-use recreational cannabis in Canada; any failure of the Company to maintain "de facto" control over Focus Medical in accordance with IFRS 10; any change in accounting practices or treatment affecting the consolidation of financial results; the Company and Focus Medical having to rely on third party cannabis producers to supply Adjupharm and Focus Medical with product to successfully fulfill previously announced sales agreements and purchase commitments; the ability of Focus Medical and Adjupharm to deliver on their sales commitments; the risk that regulatory authorities in Israel may view the Company as the deemed owner of more than 5% of Focus Medical in contravention to Israeli rules restricting the ownership of Israeli cannabis cultivators and thereby jeopardizing Focus Medical's cannabis propagation or cultivation licenses; any unexpected failure of Focus Medical to renew its propagation or cultivation licenses with the Israeli Ministry of Health, including any adverse consequences as a result of certain legal proceedings initiated by Israeli municipal authorities against Focus Medical, Oren Shuster, and certain other shareholders and stakeholders of Focus Medical (the "Construction Proceedings"); any unexpected failure of Focus Medical to maintain any of its commercial facilities or land lease agreements, including as a result of the Construction Proceedings; any unexpected failure of Adjupharm to renew its production, wholesale, narcotics handling or import/export licenses, permits, certificates or approvals; the Company's reliance on management; the lack of merger and acquisition opportunities; inconsistent public opinion and perception regarding the use of cannabis; perceived effects of medical cannabis products; the Company's ability to maintain or improve the brand position of the IMC brand in the Israeli and German medical cannabis markets; political instability and conflict in the Middle East; adverse market conditions; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; costs of inputs; crop failures; litigation; currency fluctuations; competition; industry consolidation; failure to meet NASDAQ's continued listing requirements; and loss of key management and/or employees.

Financial Outlook

The Company and its management believe that the reference to annual revenue run rate contained in this press release is reasonable as of the date hereof and is based on management's current views, strategies, expectations, assumptions and forecasts, and has been calculated using accounting policies that are generally consistent with the Company's current accounting policies. This estimate is considered a future-oriented financial outlook and financial information (collectively, "FOFI") under applicable securities laws. This estimate and any other FOFI included herein have been approved by management of the Company as of the date hereof. Such FOFI are provided for the purposes of presenting information about management's current expectations and goals relating to the benefits of the Acquisition. However, because this information is highly subjective and subject to numerous risks, including the risks discussed above under "Disclaimer for Forward Looking Statements", it should not be relied on as necessarily indicative of future results. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the FOFI prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although management of IMC has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company disclaims any intention or obligation to update or revise any FOFI, whether as a result of new information, future events or otherwise, except as required by securities laws.

Non-IFRS Measures

This press release includes a reference to "EBITDA", which is a non-International Financial Reporting Standards ("IFRS") financial measure. Non-IFRS measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS, and are therefore unlikely to be comparable to similar measures presented by other companies. The Company defines EBITDA as earnings before interest, tax, depreciation and amortization. EBITDA has no direct, comparable IFRS financial measure. IMC has included this non-IFRS measure solely to provide investors with added insight into the financial benefits of the Acquisition. Readers are cautioned that such non-IFRS measures may not be appropriate for any other purpose. Non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

CONTACTS:

Oren Shuster

CEO, IM Cannabis Corp.

+972-77-3603504

info@imcannabis.com

Caitlin Kasunich

Media Relations - U.S.

+1 212-896-1241

ckasunich@kcsa.com

Gal Wilder

Media Relations - Canada

+1 416-602-4092
gwilder@cohnwolfe.ca

Elizabeth Barker

Investor Relations

+1 212-896-1203

ebarker@kcsa.com